UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 11)1

S1 Corporation
(Name of Issuer)

Common Stock, $.01 Par Value
(Title of Class of Securities)

78463B101
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 2, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 78463B101

1	NAME OF REPORTING PERSON RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,618,618
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,618,618
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,618,618
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 78463B101

1	NAME OF REPORTING PERSON PARCHE, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 606,234
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 606,234
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 606,234
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 78463B101

1	NAME OF REPORTING PERSON RCG PB, LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 463,722
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 463,722
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 463,722
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 78463B101

1	NAME OF REPORTING PERSON RAMIUS MERGER ARBITRAGE MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 78463B101

1	NAME OF REPORTING PERSON RAMIUS LEVERAGED MULTI-STRATEGY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 78463B101

1	NAME OF REPORTING PERSON RAMIUS MULTI-STRATEGY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 78463B101

1	NAME OF REPORTING PERSON RAMIUS FUND III, LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 78463B101

1	NAME OF REPORTING PERSON RAMIUS ENTERPRISE MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 606,234
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 606,234
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 606,234
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 78463B101

1	NAME OF REPORTING PERSON RCG STARBOARD ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,224,852
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,224,852
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,224,852
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP NO. 78463B101

1	NAME OF REPORTING PERSON RAMIUS ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,069,956
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,069,956
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,069,956
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP NO. 78463B101

1	NAME OF REPORTING PERSON RAMIUS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,688,574
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,688,574
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,688,574
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP NO. 78463B101

1	NAME OF REPORTING PERSON C4S & CO., L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,688,574
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,688,574
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,688,574
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 78463B101

1	NAME OF REPORTING PERSON PETER A. COHEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,688,574
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,688,574
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,688,574
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 78463B101

1	NAME OF REPORTING PERSON MORGAN B. STARK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,688,574
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,688,574
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,688,574
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 78463B101

1	NAME OF REPORTING PERSON JEFFREY M. SOLOMON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,688,574
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,688,574
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,688,574
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 78463B101

1	NAME OF REPORTING PERSON THOMAS W. STRAUSS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,688,574
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,688,574
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,688,574
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 78463B101

The following constitutes Amendment No. 11 (“Amendment No. 11”) to the Schedule 13D filed by the undersigned.  This Amendment No. 11 amends the Schedule 13D as specifically set forth.

Item 2 is hereby amended to add the following:

As a result of the restructuring of the Reporting Persons’ ownership of securities of the Issuer, RCG PB, Ltd, a Cayman Islands exempted company (“RCG PB”), acquired the Shares directly beneficially owned by Merger Arbitrage Master Fund, Leveraged Multi-Strategy Master Fund, Multi-Strategy Master Fund and Ramius Fund III.  Accordingly, Merger Arbitrage Master Fund, Leveraged Multi-Strategy Master Fund, Multi-Strategy Master Fund and Ramius Fund III are no longer members of the Section 13(d) group and shall cease to be Reporting Persons immediately upon the filing of this Amendment No. 11.  RCG PB is hereby added as a member of the Section 13(d) group as a Reporting Person.  Pursuant to the Joint Filing Agreement described and defined below in Item 6, the Reporting Persons will continue filing as a group statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law.

The address of the principal office of RCG PB is c/o Citco Fund Services (Cayman Islands) Limited, Corporate Center, West Bay Road, Grand Cayman, Cayman Islands, British West Indies.  The officers and directors of RCG PB and their principal occupations and business addresses are set forth on Schedule B and incorporated by reference in this Item 2.  The principal business of RCG PB is serving as a private investment fund.  Ramius Advisors serves as the investment advisor of RCG PB.

(d)           No Reporting Person, nor any person listed on Schedule B, annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person, nor any person listed on Schedule B, annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The first paragraph of Item 3 is hereby amended and restated as follows:

The Shares purchased by Value and Opportunity Master Fund, Parche and RCG PB were purchased with the working capital of such entities (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.  The aggregate purchase cost of the 3,688,574 Shares beneficially owned in the aggregate by Value and Opportunity Master Fund, Parche and RCG PB is approximately $20,102,000, excluding brokerage commissions.

Item 5 is hereby amended and restated as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 53,554,847 Shares outstanding, as of October 31, 2008, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 10, 2008.

CUSIP NO. 78463B101

A.	Value and Opportunity Master Fund

(a)	As of the close of business on January 5, 2009, Value and Opportunity Master Fund beneficially owned 2,618,618 Shares.

Percentage: Approximately 4.9%

(b)	1. Sole power to vote or direct vote: 2,618,618
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,618,618
4. Shared power to dispose or direct the disposition: 0

(c)	Transactions in the Shares by Value and Opportunity Master Fund since the filing of Amendment No. 10 are set forth in Schedule A and are incorporated by reference.

B.	Parche

(a)	As of the close of business on January 5, 2009, Parche beneficially owned 606,234 Shares.

Percentage: Approximately 1.1%

(b)	1. Sole power to vote or direct vote: 606,234
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 606,234
4. Shared power to dispose or direct the disposition: 0

(c)	Transactions in the Shares by Parche since the filing of Amendment No. 10 are set forth in Schedule A and are incorporated by reference.

C.	RCG PB

(a)	As of the close of business on January 5, 2009, RCG PB beneficially owned 463,722 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 463,722
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 463,722
4. Shared power to dispose or direct the disposition: 0

(c)	Transactions in the Shares by RCG PB since the filing of Amendment No. 10 are set forth in Schedule A and are incorporated by reference.

CUSIP NO. 78463B101

D.	Merger Arbitrage Master Fund

(a)	As of the close of business on January 5, 2009, Merger Arbitrage Master Fund did not beneficially own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	Transactions in the Shares by Merger Arbitrage Master Fund since the filing of Amendment No. 10 are set forth in Schedule A and are incorporated by reference.

E.	Leveraged Multi-Strategy Master Fund

(a)	As of the close of business on January 5, 2009, Leveraged Multi-Strategy Master Fund did not beneficially own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	Transactions in the Shares by Leveraged Multi-Strategy Master Fund since the filing of Amendment No. 10 are set forth in Schedule A and are incorporated by reference.

F.	Multi-Strategy Master Fund

(a)	As of the close of business on January 5, 2009, Multi-Strategy Master Fund did not beneficially own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	Transactions in the Shares by Multi-Strategy Master Fund since the filing of Amendment No. 10 are set forth in Schedule A and are incorporated by reference.

CUSIP NO. 78463B101

G.	Ramius Fund III

(a)	As of the close of business on January 5, 2009, Ramius Fund III did not beneficially own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	Transactions in the Shares by Ramius Fund III since the filing of Amendment No. 10 are set forth in Schedule A and are incorporated by reference.

H.	Enterprise Master Fund

(a)	Enterprise Master Fund, as the sole non-managing member of Parche and owner of all economic interest therein, may be deemed the beneficial owner of the 606,234 Shares beneficially owned by Parche.

Percentage: Approximately 1.1%

(b)	1. Sole power to vote or direct vote: 606,234
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 606,234
4. Shared power to dispose or direct the disposition: 0

(c)
Enterprise Master Fund has not entered into any transactions in the Shares since the filing of Amendment No. 10.  The transactions in the Shares by Parche since the filing of Amendment No. 10 are set forth in Schedule A and incorporated herein by reference.

I.	RCG Starboard Advisors

(a)
As the investment manager of Value and Opportunity Master Fund and the managing member of Parche, RCG Starboard Advisors may be deemed the beneficial owner of (i) 2,618,618 Shares owned by Value and Opportunity Master Fund and (ii) 606,234 Shares owned by Parche.

Percentage: Approximately 6.0%

(b)	1. Sole power to vote or direct vote: 3,224,852
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,224,852
4. Shared power to dispose or direct the disposition: 0

(c)
RCG Starboard Advisors has not entered into any transactions in the Shares since the filing of Amendment No. 10.  The transactions in the Shares since the filing of Amendment No. 10 on behalf of Parche and Value and Opportunity Master Fund are set forth on Schedule A and incorporated herein by reference.

CUSIP NO. 78463B101

J.	Ramius Advisors

(a)
As the investment advisor of each of Enterprise Master Fund and RCG PB, Ramius Advisors may be deemed the beneficial owner of (i) 606,234 Shares owned by Parche and (ii) 463,722 Shares owned by RCG PB.

Percentage: Approximately 2.0%

(b)	1. Sole power to vote or direct vote: 1,069,956
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,069,956
4. Shared power to dispose or direct the disposition: 0

(c)
Ramius Advisors has not entered into any transactions in the Shares since the filing of Amendment No. 10.  The transactions in the Shares since the filing of Amendment No. 10 on behalf of Multi-Strategy Master Fund, Merger Arbitrage Master Fund, Leveraged Multi-Strategy Master Fund, Ramius Fund III and RCG PB are set forth on Schedule A and incorporated herein by reference.

K.	Ramius

(a)
As the sole member of each of RCG Starboard Advisors and Ramius Advisors, Ramius may be deemed the beneficial owner of (i) 2,618,618 shares owned by Value and Opportunity Master Fund, (ii) 606,234 Shares owned by Parche and (iii) 463,722 Shares owned by RCG PB.

Percentage: Approximately 6.9%

(b)	1. Sole power to vote or direct vote: 3,688,574
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,688,574
4. Shared power to dispose or direct the disposition: 0

(c)
Ramius did not enter into any transactions in the Shares since the filing of Amendment No. 10.  The transactions in the Shares since the filing of Amendment No. 10 on behalf of Parche, Value and Opportunity Master Fund, Merger Arbitrage Master Fund, Leveraged Multi-Strategy Master Fund, Multi-Strategy Master Fund, Ramius Fund III and RCG PB are set forth on Schedule A and incorporated herein by reference.

L.	C4S

(a)
As the managing member of Ramius, C4S may be deemed the beneficial owner of (i) 2,618,618 shares owned by Value and Opportunity Master Fund, (ii) 606,234 Shares owned by Parche and (iii) 463,722 Shares owned by RCG PB.

Percentage: Approximately 6.9%

CUSIP NO. 78463B101

(b)	1. Sole power to vote or direct vote: 3,688,574
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,688,574
4. Shared power to dispose or direct the disposition: 0

(c)
C4S did not enter into any transactions in the Shares since the filing of Amendment No. 10.  The transactions in the Shares since the filing of Amendment No. 10 on behalf of Parche, Value and Opportunity Master Fund, Merger Arbitrage Master Fund, Leveraged Multi-Strategy Master Fund, Multi-Strategy Master Fund, Ramius Fund III and RCG PB are set forth on Schedule A and incorporated herein by reference.

M.	Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon

(a)
As the managing members of C4S, each of Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon may be deemed the beneficial owner of (i) 2,618,618 shares owned by Value and Opportunity Master Fund (ii) 606,234 Shares owned by Parche and (iii) 463,722 Shares owned by RCG PB.

Percentage: Approximately 6.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,688,574
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,688,574

(c)
None of Mr. Cohen, Mr. Stark, Mr. Strauss or Mr. Solomon has entered into any transactions in the Shares since the filing of Amendment No. 10.  The transactions in the Shares since the filing of Amendment No. 10 on behalf of Parche, Value and Opportunity Master Fund, Merger Arbitrage Master Fund, Leveraged Multi-Strategy Master Fund, Multi-Strategy Master Fund, Ramius Fund III and RCG PB are set forth on Schedule A and incorporated herein by reference.

The Reporting Persons do not believe that certain of the foregoing information is called for by the Items of Schedule 13D and are disclosing it for supplemental informational purposes only.

Item 6 is hereby amended to add the following:

This Amendment No. 11 reports the sale of an aggregate of 342,200 Shares by the Reporting Persons pursuant to the Sales Plan Agreement.  The Sales Plan Agreement allows for the sale of up to an aggregate of 4,532,390 Shares.  Shares sold pursuant to the Sales Plan Agreement may be sold in accordance with trading requirements adopted by the Reporting Persons and the Sales Plan Agreement may be terminated at any time by the Reporting Persons.

The sales disclosed in this Amendment No. 11 that were not pursuant to the Sales Plan Agreement were conducted at a time when the Reporting Persons were not in possession of material nonpublic information about the Shares or the Issuer.

CUSIP NO. 78463B101

On January 6, 2009, Ramius Value and Opportunity Master Fund Ltd, Parche, LLC, RCG PB, Ltd, Ramius Enterprise Master Fund Ltd, RCG Starboard Advisors, LLC, Ramius Advisors, LLC, Ramius LLC, C4S & Co., L.L.C., Peter A. Cohen, Morgan B. Stark, Jeffrey M. Solomon and Thomas W. Strauss (collectively, the “Group”) entered into a Joint Filing Agreement (the “Joint Filing Agreement”) in which the Reporting Persons who will remain Reporting Persons subsequent to this Amendment No. 11 agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1
Ramius Value and Opportunity Master Fund Ltd, Parche, LLC, RCG PB, Ltd, Ramius Enterprise Master Fund Ltd, RCG Starboard Advisors, LLC, Ramius Advisors, LLC, Ramius LLC, C4S & Co., L.L.C., Peter A. Cohen, Morgan B. Stark, Jeffrey M. Solomon and Thomas W. Strauss, dated January 6, 2009.

CUSIP NO. 78463B101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 6, 2009

RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD
By:  RCG Starboard Advisors, LLC,
its investment manager

PARCHE, LLC
By:  RCG Starboard Advisors, LLC,
its managing member

RAMIUS MERGER ARBITRAGE MASTER FUND LTD
By:  Ramius Advisors, LLC,
its investment manager

RAMIUS LEVERAGED MULTI-STRATEGY MASTER FUND LTD
By:  Ramius Advisors, LLC,
its investment manager

RAMIUS FUND III, LTD
By:  Ramius Advisors, LLC,
its investment manager

RCG PB, LTD
By:  Ramius Advisors, LLC,
its investment advisor

RAMIUS MULTI-STRATEGY MASTER FUND LTD
By:  Ramius Advisors, LLC,
its investment manager

RAMIUS ENTERPRISE MASTER FUND LTD
By:  Ramius Advisors, LLC,
its investment manager

RCG STARBOARD ADVISORS, LLC
By:  Ramius LLC,
its sole member

RAMIUS ADVISORS, LLC
By:  Ramius LLC,
its managing member

RAMIUS LLC
By:  C4S & Co., L.L.C.,
as managing member

C4S & CO., L.L.C.

By:	/s/ Jeffrey M. Solomon
	Name:	Jeffrey M. Solomon
	Title:	Authorized Signatory

JEFFREY M. SOLOMON /s/ Jeffrey M. Solomon
Individually and as attorney-in-fact for Peter A. Cohen, Morgan B. Stark and Thomas W. Strauss

Schedule A

Transactions in the Shares Since the Filing of Amendment No. 10

Shares of Common Stock (Purchased)/Sold	Price Per Share ($)	Date of Purchase/Sale

RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD

11,497	7.3307	12/23/08
21,102	7.3572	12/23/08
17,519	7.4114	12/23/08
7,809	7.1089	12/24/08
8,638	7.1160	12/24/08
8,235	7.1323	12/26/08
11,967	7.1359	12/26/08
3,290	7.2042	12/26/08
39,937	7.0703	12/29/08
32,229	7.0796	12/29/08
5,573	7.2027	12/29/08
6,531	7.3090	12/30/08
37,417	7.3176	12/30/08
43,364	7.3287	12/30/08
1,420	7.3500	12/31/08
24,847	7.6123	12/31/08
38,127	7.6629	12/31/08
37,910	7.7153	12/31/08
30,175	7.9343	01/02/09
20,890	7.9410	01/02/09
27,751	7.9565	01/02/09
55,232	7.7248	01/05/09
28,397	7.7413	01/05/09
3,408	7.9275	01/05/09

CUSIP NO. 78463B101
PARCHE, LLC

2,203	7.3307	12/23/08
4,122	7.3572	12/23/08
3,358	7.4114	12/23/08
467	7.3307	12/23/08
872	7.3572	12/23/08
710	7.4114	12/23/08
1,493	7.1089	12/24/08
1,688	7.1160	12/24/08
316	7.1089	12/24/08
357	7.1160	12/24/08
1,574	7.1323	12/26/08
2,337	7.1359	12/26/08
630	7.2042	12/26/08
334	7.1323	12/26/08
495	7.1359	12/26/08
133	7.2042	12/26/08
7,802	7.0703	12/29/08
6,163	7.0796	12/29/08
1,065	7.2027	12/29/08
1,651	7.0703	12/29/08
1,305	7.0796	12/29/08
226	7.2027	12/29/08
1,248	7.3090	12/30/08
7,134	7.3176	12/30/08
8,289	7.3287	12/30/08
264	7.3090	12/30/08
1,509	7.3176	12/30/08
1,754	7.3287	12/30/08
271	7.3500	12/31/08
4,750	7.6123	12/31/08
7,269	7.6629	12/31/08
7,247	7.7153	12/31/08
59	7.3500	12/31/08
1,005	7.6123	12/31/08
1,538	7.6629	12/31/08
1,533	7.7153	12/31/08
5,753	7.9343	01/02/09
3,993	7.9410	01/02/09
5,305	7.9565	01/02/09
1,217	7.9343	01/02/09
845	7.9410	01/02/09
1,122	7.9565	01/02/09
10,790	7.7248	01/05/09
5,428	7.7413	01/05/09
651	7.9275	01/05/09
2,283	7.7248	01/05/09
1,148	7.7413	01/05/09
138	7.9275	01/05/09

CUSIP NO. 78463B101

RAMIUS MULTI-STRATEGY MASTER FUND LTD

1,341	7.3307	12/23/08
2,423	7.3572	12/23/08
2,044	7.4114	12/23/08
913	7.1089	12/24/08
992	7.1160	12/24/08
962	7.1323	12/26/08
1,374	7.1359	12/26/08
385	7.2042	12/26/08
4,585	7.0703	12/29/08
3,766	7.0796	12/29/08
651	7.2027	12/29/08
347,694*	7.3500	12/30/08

RAMIUS FUND III, LTD

77	7.3307	12/23/08
143	7.3572	12/23/08
118	7.4114	12/23/08
52	7.1089	12/24/08
59	7.1160	12/24/08
55	7.1323	12/26/08
81	7.1359	12/26/08
22	7.2042	12/26/08
271	7.0703	12/29/08
215	7.0796	12/29/08
37	7.2027	12/29/08
19,858**	7.3500	12/30/08
167	7.7900	12/31/08

RAMIUS LEVERAGED MULTI-STRATEGY MASTER FUND LTD

315	7.3307	12/23/08
569	7.3572	12/23/08
480	7.4114	12/23/08
214	7.1089	12/24/08
233	7.1160	12/24/08
226	7.1323	12/26/08
323	7.1359	12/26/08
90	7.2042	12/26/08
1,077	7.0703	12/29/08
885	7.0796	12/29/08
153	7.2027	12/29/08
81,702***	7.3500	12/30/08

____________

* Shares were sold in a private transaction with RCG, PB Ltd, an affiliate of Ramius Multi-Strategy Master Fund Ltd.

** Shares were sold in a private transaction with RCG, PB Ltd, an affiliate of Ramius Fund III.

*** Shares were sold in a private transaction with RCG, PB Ltd, an affiliate of Ramius Leveraged Multi-Strategy Master Fund Ltd.

CUSIP NO. 78463B101

RAMIUS MERGER ARBITRAGE MASTER FUND LTD

300	7.3307	12/23/08
569	7.3572	12/23/08
457	7.4114	12/23/08
203	7.1089	12/24/08
233	7.1160	12/24/08
214	7.1323	12/26/08
323	7.1359	12/26/08
85	7.2042	12/26/08
1,077	7.0703	12/29/08
837	7.0796	12/29/08
145	7.2027	12/29/08
77,188****	7.3500	12/30/08

RCG PB, LTD

1,157	7.3090	12/30/08
6,640	7.3176	12/30/08
7,676	7.3287	12/30/08
(526,442)*****	7.3500	12/30/08
250	7.3500	12/31/08
4,398	7.6123	12/31/08
6,766	7.6629	12/31/08
6,710	7.7153	12/31/08
167	7.7900	12/31/08
5,355	7.9343	01/02/09
3,698	7.9410	01/02/09
4,912	7.9565	01/02/09
9,695	7.7248	01/05/09
5,027	7.7413	01/05/09
603	7.9275	01/05/09

____________

**** Shares were sold in a private transaction with RCG, PB Ltd, an affiliate of Ramius Merger Arbitrage Master Fund Ltd.

*****  Shares were acquired in private transactions with Ramius Multi-Strategy Master Fund Ltd, Ramius Fund III, Ltd, Ramius Leveraged Multi-Strategy Master Fund Ltd, and Ramius Merger Arbitrage Master Fund Ltd, affiliates of RCG, PB, Ltd.

CUSIP NO. 78463B101

SCHEDULE B

Directors and Officers of RCG PB, Ltd

Name and Position	Principal Occupation	Principal Business Address

Morgan B. Stark Director	Managing Member of C4S & Co., L.L.C., which is the Managing Member of Ramius LLC	599 Lexington Avenue 20th Floor New York, New York 10022

Marran Ogilvie Director	Chief Operating Officer of Ramius LLC	599 Lexington Avenue 20th Floor New York, New York 10022

CFS Company Ltd. Director	Nominee Company registered with Cayman Islands Monetary Authority and is affiliated with Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Corporate Center West Bay Road Grand Cayman, Cayman Islands British West Indies

CSS Corporation Ltd. Secretary	Affiliate of the Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Corporate Center West Bay Road Grand Cayman, Cayman Islands British West Indies